

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

May 22, 2026

Rhonda Hellums
Chief Financial Officer
Silence Therapeutics plc
221 River Street, 9th Floor
Hoboken, NJ 07030

> **Re: Silence Therapeutics plc**
> **Registration Statement on Form S-3**
> **Filed May 18, 2026**
> **File No. 333-295992**

Dear Rhonda Hellums:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Doris Stacey Gama at 202-551-3188 with any questions.

Sincerely,

Division of Corporation Finance
Office of Life Sciences

cc: Denny Xu, Esq.